[APWC Logo Omitted]	ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED 7/Fl. B, No.132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, R.O.C. Tel: (886)(2) 2712 2558, Fax: (886)(2) 2712 3557

FOR IMMEDIATE RELEASE

December 30, 2005

Contact: Andrew Wang
Asia Pacific Wire & Cable
(886)(2) 2712-2556

Michael Mandelbaum
Mandelbaum Partners
(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCES THE TERMINATION, AND PLANS FOR REPLACEMENT, OF ITS INDEPENDENT ACCOUNTANTS

NEW YORK, NY — December 30, 2005 — Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) announced today that it has terminated its relationship with its independent accountants, Ernst & Young. This decision was taken by the Board of Directors upon the recommendation of the audit committee, which was supported by management, following a determination that irreconcilable differences existed between the Company and its accountants over the measures necessary to complete, in accordance with US GAAP, the audit of the Company’s financial statements for 2004. The Company is in discussions with several international accounting firms and hopes to be able to announce a decision soon on the appointment of its new auditors.

As the Company has previously reported, management has been working diligently to remedy material weaknesses in internal controls that were uncovered during the course of an internal investigation and a subsequent investigation by a forensic accounting firm retained by the Company. Among the measures that have been taken were the removal of certain executives at several of the Company’s operating subsidiaries and the hiring of a consulting firm to assist in establishing an internal audit department which will be in place in January 2006. In addition, the Company management and the forensic accounting advisers examined the adequacy of certain historical accounting practices and concluded that it would be necessary to make a prior period adjustment (PPA) in the 2004 financial statements for failure in the past to book reserves to cover certain asset impairments and doubtful receivables. Management and its forensic accounting advisors believe the required PPA will be in the range of US$3 to US$4 million.

Notwithstanding these determinations, the Company’ auditors have refused to concur. The Company believes its auditors may have an undisclosed conflict of interest on the question of the need for a PPA. The Company believes also that this conflict, coupled with the failure of the auditors to timely complete the 2004 audit in the first instance, could result in even further substantial delays in providing 2004 audited financial statements to shareholders. Accordingly, the Company determined it was in its best interests to terminate Ernst & Young.

In addition, Ernst & Young provided notice that it would not stand for re-election as the Company’s auditors for 2005.

The Company hopes that it will be able to announce its new auditors shortly and then proceed to complete the audit of its 2004 financial statements as expeditiously as possible.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.

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